EXPLANATORY NOTE

This Amendment No. 29 to the Registration Statement of American Beacon Institutional Funds Trust (the “Registrant”) on Form N-1A (File No. 811-23239) is being filed under the Investment Company Act of 1940, as amended (the “1940 Act”), to amend and supplement Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2023, under the 1940 Act (Accession No. 0001133228-23-000740) (“Registration Statement”), as pertaining to the Part A and the Part B of the Registration Statement. The Part A and the Part B of the Registration Statement are incorporated herein by reference.

The securities described in the Registration Statement are offered in a private placement that does not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation D (including Rule 506(b)) thereunder, and have not been registered with or approved or disapproved by the Commission under the 1933 Act or any other regulatory authority of any jurisdiction, nor has the Commission passed upon the accuracy or adequacy of any part of the Registration Statement. Any representation to the contrary is a criminal offense.

The securities described in the Registration Statement are being offered for investment only to qualified plans, investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are “accredited investors” within the meaning of Regulation D under the 1933 Act, and that are also “qualified purchasers” as defined in Section 2(a)(51) of the 1940 Act.

Amendment to the Part A and the Part B of the Private Placement Memorandum

July 17, 2023

Dear Investor,

The purpose of this amendment is to update Part A and Part B of the Private Placement Memorandum of the American Beacon Diversified Fund (the “Fund”), a series of American Beacon Institutional Funds Trust (the “Trust”), dated March 1, 2023, as follows:

American Beacon Advisors, Inc. (the “Manager”) serves as the investment manager to the Trust and its series, the Fund. This supplement is intended to provide certain information relating to the Manager’s parent company, Resolute Investment Managers, Inc. (“RIM”) and RIM’s indirect owner, Resolute Investment Holdings, LLC (“RIH”).

Transaction and Change of Control

On July 11, 2023, (i) RIH, its indirect wholly-owned subsidiary, RIM, and certain of their affiliates, and (ii) the current owners of approximately 93% of RIH (“Current Ownership Group”), entered into a transaction agreement (“Transaction Agreement”) with certain creditors of RIM (“Lender Group”) to strengthen the capital structure of RIH, the indirect 100% owner of RIM and the Manager. Pursuant to the Transaction Agreement, (i) all equity interests in RIH would be cancelled, (ii) new equity interests would be issued to members of the Lender Group (“New Ownership Group”), and (iii) the existing credit agreements between RIM and the Lender Group would be terminated, and a new credit agreement would be executed (“Transaction”). The Transaction is expected to close in the fourth quarter of 2023, subject to the satisfaction of certain conditions.

Upon the closing of the Transaction, the Manager will be wholly owned indirectly by the New Ownership Group, rather than the Current Ownership Group. The Transaction is not expected to result in any change in the day-to-day management of the Manager. However, the closing of the Transaction would result in a change of control of the Manager, which will result in an assignment and the termination of the Trust’s Management Agreement with the Manager and the Investment Advisory Agreements among the Manager, the Trust, and each sub-advisor to the Fund (collectively, the “Agreements”).

New Management Agreement, New Investment Advisory Agreements and Shareholder Meeting

To provide for continuity of management of the Fund, on July 12, 2023, the Manager proposed, and the Trust’s Board of Trustees (the “Board”) approved, a new management agreement (the “New Management Agreement”) and new investment advisory agreements (the “New Investment Advisory Agreements”) for the Trust, on behalf of the Fund, that, pending shareholder approval, as applicable, will become effective upon the closing of the Transaction.

Pursuant to an exemptive order issued by the U.S. Securities and Exchange Commission, the Manager is permitted to enter into new or modified investment advisory agreements with existing or new sub-advisors without approval of a Fund’s shareholders, subject to the approval of the Board and certain other conditions.

A special meeting of the Fund’s shareholders will be called to consider the New Management Agreement and such other matters as may properly come before the meeting. In advance of the meeting, proxy materials will be sent to shareholders regarding these proposals. When you receive your proxy statement, please review it carefully and cast your vote. No shareholder action is necessary at this time. This supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

The Transaction is not expected to result in any changes in the level of services provided to the Fund, and the fee rates charged to the Fund under the proposed New Management Agreement and the New Investment Advisory Agreements will be exactly the same as the rates charged under the Agreements. In addition, the Transaction is not expected to result in any changes in the Fund’s portfolio managers, and the Manager’s and sub-advisors’ key personnel performing or overseeing the Fund’s investment program are not expected to change as a result of the Transaction.

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PLEASE BE SURE TO RETAIN THIS IMPORTANT INFORMATION WITH YOUR PRIVATE PLACEMENT MEMORANDUM FOR FUTURE REFERENCE.